Exhibit 107

Calculation of Filing Fee Table

Form S-3

(Form Type)

MOELIS & COMPANY

(Exact Name of Registrant as Specified in its Charter)

Table 1 – Newly Registered Securities

Security Type	Security Class Title	Fee Calculation Rule	Amount Registered(1)(2)	Proposed Maximum Offering Price Per Unit(1)(2)	Maximum Aggregate Offering Price(1)(2)	Fee Rate(2)	Amount of Registration Fee(2)
Equity	Common Stock, par value $0.01 per share	457(r)

(1)	Omitted pursuant to Form S-3 Instructions to the Calculation of Filing Fee Tables and Related Disclosure 2(A)(iii)(c).

(2)

In accordance with Rule 456(b) and Rule 457(r), the registrant is deferring payment of all of the registration fees and will pay any applicable registration fees on a “pay as you go” basis. The registrant will calculate the registration fee applicable to an offer of securities hereunder based on the fee payment rate in effect on the date of such fee payment.